EXHIBIT 77Q1(b): The board of directors approved amendments to certain investment policies to provide that, under normal market conditions, the fund will invest at least 25%, but no more than 75%, of its total assets in common stocks issued by real estate companies, such as real estate investment trusts or REITs; and at least 25%, but no more than 75%, of its total assets in a portfolio of common stocks with above-average dividend yields selected using a quantitative screening methodology. The board also approved amendments to eliminate the non-fundamental investment restriction regarding the purchase of securities on margin. In addition, the board of directors approved amendments to permit the fund to write call options on up to 25% of its net assets. Call options would be written on both indices and securities. The fund may write call options on "broad-based" equity indexes, as well as on narrower market indexes, such as those in respect of select sectors. The fund also may write options on exchange-traded funds and other similar instruments designed to correlate with the performance of an equity index or market segment. Finally, the fund may write options on select sectors and single stocks. The Fund may write listed/exchange-traded options contracts, as well as unlisted or "over-the-counter" options contracts, particularly with respect to options on foreign securities or indexes.